United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Sustainability Committee Report 2025 Summary Sustainability Committee Report Presentation............................................... 3 Main index...................................................4 Highlights of the year ................................ 5 Outlook for the next year........................... 6 Final considerations.................................... 6 VALE | Sustainability Committee’ Report 2025 2 This report aims to present the main actions carried out by the Sustainability Committee (“Committee”) in 2025 and its main prospects for 2026. PRESENTATION Committee creation date The Committee, focused on social, environmental and climate issues, was created in November 2017 and since then has evolved in its duties, including the debate on updated topics aligned with the Company’s strategy. Committee’s composition and structure The Committee is composed of Rachel Oliveira Maia, as Chair, André Madeira Viana, Franklin Lee Feder, Manuel Lino Silva de Sousa Oliveira (Ollie) and Wagner Vasconcelos Xavier, as members since May 2025. Additionally, it should be noted that Mr. João Luiz Fukunaga acted as a Member until February 20, 2026. Rachel Oliveira Maia Chair André Madeira Viana Committee member Manuel Lino Silva de Sousa Oliveira (Ollie) Committee member Wagner Vasconcelos Xavier Committee member Franklin Lee Feder Committee member VALE | Sustainability Committee’ Report 2025 3 Committee main attributions and responsibilities The Committee aims to advise the Board of Directors (“BoD”) in decision-making to ensure the alignment of the Company’s policies and practices with sustainability in the social, environmental, climate and economic dimensions, enhancing strategic discussions between executives and directors, through its recommendations and proposed challenges. MAIN INDEX Quantitative analysis of meetings The Committee met 12 times in 2025 (8 times in 2024), with 11 ordinary meetings and 1 extraordinary meeting, representing an increase in the total number of meetings compared to the previous year, as a result of the strengthening of this Committee. Adherence rate of the Committee members Members had an attendance of 79% during the meetings, considering the period from May to December 2025, relative to the current term. Average lasting of the Committee’s meetings Throughout 2025, the Committee met for 39 hours, with its meetings lasting an average of 3h33. Its meetings were divided into 118 agenda items, distributed in 110 informative themes and 8 deliberative themes. Quantitative analysis of the Committee’s workplan and demands The meetings held in 2025 fulfilled 100% of the schedule provided for in the respective annual work plan, with the percentage resulting from the prioritization of strategic themes, with a view to optimizing dynamics, which was even considered as a driver for the construction of the work plan for the year 2026. In addition, 104 demands for clarification and extra recommendations from the members of the Committee were addressed in the period. VALE | Sustainability Committee’ Report 2025 4 HIGHLIGHTS OF THE YEAR Summary of the main activities carried out by the Committee in 2025 During 2025, the Committee exercised its duties, in accordance with the competencies provided for in its internal regulations and in line with the Company’s strategy, among which the following stand out: • Strengthening the company’s culture of sustainability, promoting sustainability intrinsic to Vale’s businesses and projects, through the implementation of socio-environmental analysis tools; • Consolidated monitoring of the Company’s sustainability initiatives, through Vale’s Sustainability strategic performance panel; • Monitoring progress and challenges of the company’s public commitments in 2025, such as decarbonization and climate change, forest recovery and protection, and combating extreme poverty; • Monitoring of Vale initiatives and performance at COP30, held in November 2025 in Belém do Pará, Brazil, with the participation of Board members; • Monitoring of the company’s communication strategy with its stakeholders, including employees; • Monitoring of Vale’s institutional action strategy, mainly in the areas of Environment, Licensing and Sustainability; • Monitoring of the socio-environmental recovery plan of Brumadinho; • Evaluation and guidance on the guidelines of the Integrated Report 2024; • Monitoring of the company’s communication strategy with its stakeholders; • Analysis of issues related to Environmental, Social and Climate themes, through specific sessions on nature and biodiversity, water resources management, environmental licensing, social action plan, education and technical training, human rights, and circular mining; • Monitoring Vale’s participation in sustainability events, such as NY Climate Week; • Monitoring of Vale’ s external socio-environmental and institutional expenditures, and recommendation of the budget proposal for the year 2026 so that the Company advances with the 2030 commitments; • The Committee’s performance in the discussions on the update of the Climate Change Policy, in October 2025. • Promotion of Literacy sessions for the entire Board of Directors on topics such as Indigenous Peoples. VALE | Sustainability Committee’ Report 2025 5 www.vale.com OUTLOOK FOR THE NEXT YEAR In 2026, the CSUS will continue to focus on directing the Company so that Social, Environmental and Climate principles are transversal to the business, and the initiatives are aligned with Vale’s global strategy, monitoring the progress of public commitments signed in the scope of decarbonization, forest recovery and protection, and the fight against poverty. In addition, the Committee will continue to monitor and conduct the improvement of the topics under its competence, according to the Work Plan approved for the year 2026. FINAL CONSIDERATIONS Based on the information presented in this report, the Committee shares the perception that it has successfully conducted its work throughout 2025, with emphasis on strengthening its performance and representativeness in priority topics for Vale’s Board of Directors. VALE | Sustainability Committee’ Report 2025 6

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: March 17, 2026		Director of Investor Relations